EXHIBIT 99.24

FOR IMMEDIATE RELEASE

NOT FOR DISTRIBUTION TO NEWSWIRE SERVICES IN THE UNITED STATES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF UNITED STATES SECURITIES LAWS.

High Tide Acquires Retail Cannabis Store in Saskatchewan

Calgary, AB, February 21, 2020 / CNW / − High Tide Inc. (“High Tide” or the “Company”) (CSE:HITI) (OTCQB:HITIF) (Frankfurt:2LY), an Alberta-based, retail-focused cannabis corporation enhanced by the manufacturing and wholesale distribution of smoking accessories and cannabis lifestyle products, today announced that it has closed the acquisition of a retail cannabis store (the “Transaction”) currently operating in Tisdale, Saskatchewan (the “Tisdale Store”) as licensed by the Saskatchewan Liquor and Gaming Authority (the “SLGA”). The consideration paid to acquire the Tisdale Store was $200,000 in cash, $500,000 in the form of a promissory note due six months from the time of closing of the Transaction and 5,000,000 of common shares of the Company.

Operating since the spring of 2019, the Tisdale Store has become a destination in the area, drawing local residents as well as people from surrounding communities as customers. “Our purchase of the Tisdale Store marks our second location in Saskatchewan, which is expected to increase our ability to negotiate better wholesale prices directly with licensed producers of cannabis products, among other advantages including the opportunity to expand our e-commerce business in the province,” said Raj Grover, President and Chief Executive Officer of High Tide. “We welcome the staff of the Tisdale Store to the High Tide family and look forward to growing our Canna Cabana business and further enjoying the SLGA’s industry-leading regulatory framework”, added Mr. Grover.

Separately, on February 27, 2020, Nick Kuzyk, Chief Strategy Officer & SVP Capital Markets, will be transitioning to a consulting role with the Company. Since joining High Tide on April 2, 2018, Mr. Kuzyk was primarily responsible for the areas of corporate development, mergers and acquisition, raising capital and investor relations. Raj Grover, President & Chief Executive Officer, will continue to oversee the Company’s corporate strategic initiatives, while the capital markets and investor relations functions have been allocated across various internal and external resources.

About High Tide Inc.

High Tide is an Alberta-based, retail-focused cannabis company enhanced by the manufacturing and wholesale distribution of smoking accessories and cannabis lifestyle products. It is a vertically-integrated company in the Canadian cannabis market, with portfolio subsidiaries including Canna Cabana Inc., KushBar Inc. Grasscity.com, Smoker’s Corner Ltd., RGR Canada Inc. and Famous Brandz Inc. High Tide’s strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Aphria Inc. (TSX:APHA) (NYSE:APHA) and Aurora Cannabis Inc. (NYSE:ACB) (TSX:ACB).

With the deregulation of recreational cannabis for adult use across Canada, Canna Cabana Inc. and its 28 branded stores, is a sizeable retail business with a sophisticated yet playful customer experience. KushBar Inc. is a second retail cannabis business with 2 operating stores in Alberta, offering a modern experience aimed at the growing customer bases in Alberta and Ontario. Based in Amsterdam since 2000, Grasscity.com is the world’s preeminent and most searchable online retailer of smoking accessories and cannabis lifestyle products with approximately 5.8 million site visits annually. Founded in 2009 and approved by the Canadian Franchise Association, Smoker’s Corner Ltd. is among Canada’s oldest counter-culture chains with 7 locations. Representing the core of High Tide’s wholesale segment, RGR Canada Inc. is a high-quality and innovative designer, manufacturer and distributor of cannabis accessories. Famous Brandz Inc. is a dominant manufacturer of licensed lifestyle accessories, through partnerships with celebrities and entertainment companies including Snoop Dogg and Paramount Pictures. Famous Brandz’ products are sold to wholesalers and retailers around the world.

For more information about High Tide Inc., please visit www.hightideinc.com and its profile page on SEDAR at www.sedar.com.

Forward-Looking Information, Forward Looking Financial Information, and Non-IFRS Measures

Certain statements in this news release are forward-looking information or forward-looking statements, including, but not limited to statements with regard to the ability of the Company to build on its existing cannabis retail strategy in order to address market demand and the needs of mainstream cannabis consumers, and the Company’s growth and expansion prospects and outlook. Such information and statements, referred to herein as “forward-looking statements” are made as of the date of this news release or as of the date of the effective date of information described in this news release, as applicable. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (generally, forward-looking statements can be identified by use of words such as “outlook”, “expects”, “intend”, “forecasts”, “anticipates”, “plans”, “projects”, “estimates”, “envisages, “assumes”, “needs”, “strategy”, “goals”, “objectives”, or variations thereof, or stating that certain actions, events or results “may”, “can”, “could”, “would”, “might”, or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions, and other similar terminology) are not statements of historical fact and may be forward-looking statements.

Such forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to the ability of the Company to execute on its business plan and that the Company will receive one or multiple licenses from Alberta Gaming, Liquor & Cannabis, British Columbia’s Liquor Distribution Branch, Liquor, Gaming and Cannabis Authority of Manitoba, Alcohol and Gaming Commission of Ontario or the Saskatchewan Liquor and Gaming Authority permitting it to carry on its Canna Cabana Inc. and KushBar Inc. businesses. The Company considers these assumptions to be reasonable in the circumstances. However, there can be no assurance that any one or more of the government, industry, market, operational or financial targets as set out herein will be achieved. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements, or industry results, to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements.

This news release also contains certain future oriented financial information and financial outlooks (collectively, “FOFI”) within the meaning of applicable Canadian securities laws. The FOFI has been prepared by management of the Company for inclusion as at January 21, 2020, solely to demonstrate the underlying performance of the Sudbury Store and the benefits of the Transaction to shareholders. Management of the Company believes that the FOFI has been prepared on a reasonable basis, reflecting best estimates and judgments, and based on a number of assumptions management believes are reasonable as well as information provided to the Company by the Vendor. However, because this information is highly subjective and subject to numerous risks, including the risks discussed above, it should not be relied on as necessarily indicative of future results. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the FOFI prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although management of the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended.

The FOFI included in this news release may be based on certain non-International Financial Reporting Standards (“IFRS”) financial measures, including EBITDA, EBIT before special items, and EBITDA before special items, adjusted net income, adjusted earnings per share and free cash flow. These non-IFRS measures do not have standardized meanings prescribed by IFRS, and therefore, others using these terms may define them differently. The Company has used or included such non-IFRS measures solely to provide investors with added insight into the underlying performance of the Sudbury Store and the proposed Transaction, and readers are cautioned that the non-IFRS measures included herein (or incorporated in the FOFI included herein) may not be appropriate for any other purpose. These non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The forward-looking statements and FOFI contained herein are current as of the date of this news release. Except as required by law, the Company does not have any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking statement or FOFI, nor does it intend, or assume any obligation, to update or revise these forward-looking statements or FOFI to reflect new events or circumstances. Any and all forward-looking statements and FOFI included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this news release.

SOURCE High Tide Inc.

For further information, please contact Raj Grover, President & Chief Executive Officer of High Tide Inc.; Tel: (403) 770-9435; Email: Raj@HighTideInc.com; Web: www.HighTideInc.com.

3